As filed with the Securities and Exchange Commission on December 19, 2001.

                                              Securities Act File No.333-65446
                                       Investment Company Act File No.811-7642

==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM N-14
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

| |    Pre-Effective Amendment No.         |X|   Post-Effective Amendment No. 1
                       (Check appropriate box or boxes)

                               ----------------

                             MuniAssets Fund, Inc.
            (Exact Name of Registrant as Specified in Its Charter)

                                (609) 282-2800
             (Registrant's Telephone Number, including Area Code)

                               ----------------

                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                   (Address of Principal Executive Offices:
                    Number, Street, City, State, Zip Code)

                               ----------------

                                Terry K. Glenn
                             MuniAssets Fund, Inc.
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
                               Mailing Address:
                P.O. Box 9011, Princeton, New Jersey 08543-9011
                    (Name and Address of Agent for Service)

                               ----------------

                                  Copies to:

     Frank P. Bruno, Esq.                    Philip L. Kirstein, Esq.
SIDLEY AUSTIN BROWN & WOOD LLP         MERRILL LYNCH INVESTMENT MANAGERS, L.P.
       875 Third Avenue                       800 Scudders Mill Road
   New York, NY 10022-6225                     Plainsboro, NJ 08536











==============================================================================

This amendment consists of the following:

(1)  Facing Sheet of the Registration Statement.
(2)  Part C of the Registration Statement (including signature page).

     The Proxy Statement and Prospectus are incorporated by reference from Pre-Effective Amendment No. 1 to this Registration Statement (File No. 333-65446) filed on September 10, 2001.

     This amendment is being filed solely to file as Exhibit No. 12 to this Registration Statement the opinion of Sidley Austin Brown & Wood LLP relating to certain tax matters.

                                    PART C

                               OTHER INFORMATION

Item 15.  Indemnification.

     Section 2-418 of the General Corporation Law of the State of Maryland,
Article VI of the Registrant's Articles of Incorporation, which was previously filed as an exhibit to the Common Stock Registration Statement (as defined below), Article VI of the Registrant's By-Laws, which was previously filed as an exhibit to the Common Stock Registration Statement, and the Investment Advisory Agreement, a form of which was previously filed as an exhibit to the Common Stock Registration Statement, provide for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act"), may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with any successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     Reference is made to Section 6 of the Purchase Agreement relating to the Registrant's Common Stock, a form of which was filed as an exhibit to the Common Stock Registration Statement.

Item 16. Exhibits.

1.   (a)   --  Articles of Incorporation of the Registrant, dated April 14, 1993.  (a)

     (b)   --  Articles of Amendment to Articles of Incorporation.  (a)

2.         --  Amended and Restated By-Laws of the Registrant.  (d)

3.         --  Not Applicable.

4.         --  Form of Agreement and Plan of Reorganization between the Registrant and Merrill Lynch High Income
               Municipal Bond Fund, Inc. (included in Appendix II to the Joint Proxy Statement and Prospectus
               contained in this Registration Statement). (f)

5.   (a)   --  Copies of instruments defining the rights of stockholders, including the relevant portions of the Articles of Incorporation and the By-Laws of the Registrant. (b)

     (b)   --  Form of specimen certificate for the Common Stock of the Registrant. (a)

6.         --  Form of Investment Advisory Agreement between Registrant and Fund Asset Management, L.P. (a)

7.   (a)   --  Form of Purchase Agreement. (a)

     (b)   --  Form of Merrill Lynch Standard Dealer Agreement. (a)

8.         --  Not applicable.

9.         --  Form of Custodian Agreement between the Fund and the Bank of New York. (a)

10.        --  Not applicable.

11.        --  Opinion and Clifford Chance Rogers & Wells, LLP, counsel for the Registrant.  f)

12.        --  Opinion of Sidley Austin Brown & Wood, LLP, relating to certain tax matters.

13.        --  Form of Transfer Agency, Dividend Disbursing Agency and Shareholder Servicing Agency Agreement
               between the Registrant and The Bank of New York. (a)

14.  (a)   --  Consent of Deloitte & Touche LLP, independent auditors for the Registrant. (f)



     (b)   --  Consent of Deloitte & Touche LLP, independent auditors for the Merrill Lynch High Income
               Municipal Bond Fund, Inc. (f)

15.        --  Not applicable.

16.        --  Power of Attorney. (e)

17.        --  Code of Ethics. (c)


-------------

(a) Refiled on September 10, 2001 as an Exhibit to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-65446) (the "N-14 Registration Statement") pursuant to Electronic Data Gathering, Analysis and Retrieval (EDGAR) requirements.

(b)  Reference is made to Article V, Article VI (sections 2, 3, 4, 5 and 6),
     Article VII, Article VIII, Article X, Article XI, Article XII and Article XIII of the Registrant's Articles of Incorporation, previously filed as Exhibit (1) to the Registration Statement, and to Article II, Article III (sections 1, 2, 3, 5 and 17), Article VI, Article VII, Article XII,
     Article XIII and Article XIV of the Registrant's By-Laws previously filed as Exhibit (2) to the Registration Statement.

(c) Incorporated by reference to Exhibit 15 to Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A of Merrill Lynch Middle East/Africa Fund, Inc. (File No. 33-55843), filed on March 29, 2000.

(d)  Filed on July 19, 2001 as an Exhibit to the N-14 Registration Statement.

(e) Included on the signature page of the N-14 Registration Statement and incorporated herein by reference

(f) Filed on September 10, 2001 as an Exhibit to Pre-Effective Amendment No. 1 to the the N-14 Registration Statement.


Item 17.  Undertakings.

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

                                  SIGNATURES

         As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 19th day of December, 2001.

                                         MUNIASSETS FUND, INC.
                                             (Registrant)

                             By:
                                -----------------------------------------------
                                (Donald C. Burke, Vice President and Treasurer)


     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                Signatures                                  Title                                Date
                ----------                                  -----                                ----

              Terry K. Glenn*                       President and Director
-----------------------------------------       (Principal Executive Officer)
             (Terry K. Glenn)

                                                Vice President and Treasurer
             Donald C. Burke*                      (Principal Financial and
-----------------------------------------            Accounting Officer)
            (Donald C. Burke)

                Joe Grills*                               Director
-----------------------------------------
                Joe Grills

          Robert S. Salomon, Jr.*                         Director
-----------------------------------------
          Robert S. Salomon, Jr.

             Melvin R. Seiden*                            Director
-----------------------------------------
             Melvin R. Seiden

            Stephen B. Swensrud*                          Director
-----------------------------------------
           Stephen B. Swensrud

*By:-------------------------------------                                              December 19, 2001
     (Donald C. Burke, Attorney-in-Fact)


                                 EXHIBIT INDEX


12         --  Opinion of Sidley Austin Brown & Wood LLP, relating to certain tax matters.


                                 SIDLEY AUSTIN BROWN & WOOD LLP


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WRITER'S DIRECT NUMBER                                  WRITER'S E-MAIL ADDRESS






                                                             November 19, 2001




MuniAssets Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey  08536

Merrill Lynch High Income Municipal Bond Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536

     Re: Reorganization of MuniAssets Fund, Inc.and Merrill Lynch High Income Municipal Bond Fund, Inc.
          --------------------------------------------------------

Ladies and Gentlemen:

     You have requested our opinion as to certain Federal income tax consequences of the acquisition by MuniAssets Fund, Inc. ("MuniAssets") of substantially all of the assets and the assumption by MuniAssets of substantially all of the liabilities of Merrill Lynch High Income Municipal Bond Fund, Inc. ("High Income") and the simultaneous distribution of newly-issued MuniAssets shares to High Income shareholders (the "Reorganization"). After the Reorganization, High Income will cease operations, will have no assets remaining, will have final Federal and state (if any) tax returns filed on its behalf and will have all of its shares cancelled under Maryland law.

     This opinion letter is furnished pursuant to (i) the sections entitled "Agreement and Plan of Reorganization--Procedure" and "Agreement and Plan of Reorganization--Terms of the Agreement and Plan of Reorganization--Amendments and Conditions" in the Joint Proxy Statement and Prospectus, dated September 10, 2001 and (ii) Sections 8(g) and 9(g) of the Agreement and Plan of Reorganization dated September 7, 2001, by and between High Income

November 19, 2001
Page 6

and MuniAssets (the "Plan") as a condition of closing. All terms used herein, unless otherwise defined, are used as defined in the Plan.

     In rendering our opinion, we have reviewed and relied upon (a) the Plan,
(b) the Registration Statement on Form N-14 (File No. 333-65446), Pre-Effective Amendment No. 1 thereto and a copy of the Joint Proxy Statement and Prospectus and the Statement of Additional Information as filed under Rule 497 under the Securities Act of 1933, as amended (the "1933 Act") (collectively, the "N-14 Registration Statement") under the 1933 Act and the Investment Company Act of 1940, as amended, filed by MuniAssets with the Securities and Exchange Commission, and (c) certain representations concerning the Reorganization made by MuniAssets and High Income in letters dated November 19, 2001 (the "Representations").

     Based upon current law, including cases and administrative interpretations thereof and on the reviewed materials listed above, it is our opinion that:

     1. The acquisition by MuniAssets of substantially all of the assets of High Income, as described in the Plan, will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code"), and MuniAssets and High Income each will be a "party" to a reorganization within the meaning of Section 368(b) of the Code.

     2. In accordance with Section 361(a) of the Code, High Income will not recognize any gain or loss either on the transfer of substantially all of its assets to MuniAssets in exchange solely for voting shares of MuniAssets or on the distribution of the MuniAssets shares received to its shareholders.

     3. Under Section 1032 of the Code, MuniAssets will recognize no gain or loss as a result of the Reorganization.

     4. In accordance with Section 354(a)(1) of the Code, shareholders of High Income will not recognize gain or loss on the exchange of their shares for shares of MuniAssets, except to the extent that a shareholder receives cash in lieu of fractional shares of MuniAssets common stock.

     5. The basis of the assets of High Income received by MuniAssets will be the same as the basis of such assets to High Income immediately before the Reorganization under Section 362(b) of the Code.

     6. Under Section 358 of the Code, the basis of the MuniAssets shares received by High Income shareholders will be the same as the basis of the shares exchanged pursuant to the Reorganization.

     7. Under Section 1223 of the Code, the holding period of the MuniAssets shares received in the Reorganization will include the holding period of the High Income shares

November 19, 2001
Page 7

exchanged therefor, provided that such shares were held as a capital asset on the date of the Reorganization.

     8. The holding period of the assets acquired by MuniAssets from High Income will include the period during which such assets were held by High Income under Section 1223 of the Code.

     9. The payment of cash to High Income shareholders in lieu of fractional shares of MuniAssets will be treated as though the fractional shares were distributed as part of the Reorganization and then redeemed by MuniAssets. The cash payment will be treated as a distribution in full payment for the fractional shares deemed redeemed under section 302(a), with the result that such High Income shareholders will have short-term or long-term capital gain or loss to the extent that the cash distribution differs from the basis allocable to such shareholders' fractional shares.

     10. Pursuant to Section 381(a) of the Code and Section 1.381(a)-1 of the Income Tax Regulations, MuniAssets will succeed to and take into account the items of High Income described in Section 381(c) of the Code, subject to the provisions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder. Under Section 381(b), the tax year of High Income will end on the date of the Reorganization.

         Our opinion represents our best legal judgment as to the proper Federal income tax treatment of the Reorganization, based on the facts contained in the Plan, the N-14 Registration Statement and the Representations. Our opinion assumes the accuracy of the facts as described in the Plan, the N-14 Registration Statement and the Representations and could be affected if any of the facts as so described are inaccurate.

         We are furnishing this opinion letter to the addressees hereof, solely for the benefit of such addressees in connection with the Reorganization. This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose.

                                            Very truly yours,
                                            Sidley Austin Brown & Wood LLP